Exhibit 99.77(c)

ITEM 77C – Matters Submitted to a Vote of Security Holders

1.         On February 17, 2015 a Special Meeting of Shareholders of Voya International Value Portfolio, a series of Voya Variable Products Trust, was held at which the shareholders were asked to approve: (1) an Agreement and Plan of Reorganization by and between the International Value Portfolio and Voya Global Value Advantage Portfolio, providing for the reorganization of International Value Portfolio with and into Voya Global Value Advantage Portfolio.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
Voya International Value Portfolio	1*	7,799,082.000	624,810.000	335,924.000	8,759,816.000

* The proposal passed.